FOR IMMEDIATE RELEASE

DIRECTOR RESIGNATION, SHAREHOLDERS’ MEETINGS
AND DIVIDENDS DISTRIBUTION

(Santiago, Chile, March 23, 2010) Madeco S.A. (“Madeco” or “the Company”) (Public, OTC: MADKY; prior NYSE ticker: MAD) reported the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

Company's Director Resignation

Mr. Jean Paul Luksic Fontbona submitted his resignation to the Board of Directors. The Company's Board accepted his resignation at its meeting held on March 22nd, 2010. On his replacement was nominated Mr. Felipe Joannon Vergara until the next Annual Shareholders’ Meeting.

Annual Shareholders’ Meeting

The Board of Directors agreed to summon an Annual Shareholders' Meeting to be held at 17:00 on April 22, 2010, at the Intercontinental Hotel located at Avenida Vitacura N°2885, Las Condes, Santiago.

The issues to be included at the Annual Shareholders' Meeting are the following:

  approval of the Company's Annual Report, Financial Statements and External Auditors Report for the fiscal year ended December 31, 2009;
  distribution of net income of 2009;
  election of the Company’s Board of Directors;
  determination of the Board of Directors' remuneration;
  determination of the Audit Committee’s fees, pursuant to Article 50 bis of Law #18,046 (Chilean Corporation Law) and approval of the Committee’s expense budget for the year 2010;
  report of the Board of Director’s expenses in 2009;
  approval of the Director’s Committee report regarding activities and expenses for the fiscal year 2009;
  designation of the Company’s External Auditors;
  approval of the Company’s report regarding related party transactions, pursuant to Title XIV of Law #18,046 (Chilean Corporation Law); and
  discussion of any other matter of interest within the scope of the Annual Shareholders' Meeting.

Extraordinary Shareholders Meeting.

The Board also agreed to call to an Extraordinary Shareholders’ Meeting to be held after the Annual Shareholders’ Meeting (at the same place), which will have to resolve these issues:

  Reduce the share capital, due to initial adjustment related with the adoption IFRS accounting standards, according to Circular No. 1945, from the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency) dated September 29, 2009, introducing to the Company’s bylaws all appropriate modifications; and
  Take all other agreements as may be necessary or desirable to materialize, to carry out and complement the agreements adopted by the Shareholders’ Meeting related to the previous issues.

Participation in the Shareholders Meetings.

The shareholders listed in the registers 5 days before the celebration of both Meetings (i.e. April 16, 2010) will have the right to participate in them.

Dividend distribution.

The Board agreed to propose to the Annual Shareholders' Meeting to distribute a dividend of US$0.0052 per share with charge to the net income of the year 2009. If the Meeting approves this dividend, it will be paid, starting from April 30, 2010, in Chilean Pesos according to the official exchange rate of April 22, 2010. Shareholders who are in the Shareholders Register of April 24, 2010, will be entitled to receive this dividend. The tax effects of this dividend will be informed once known.

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For further information contact:
Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1158
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.